

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2014

Via e-mail
Cameron D. MacDougall
Vice President
Fortress Transportation and Infrastructure Investors LLC
1345 Avenue of the Americas, 46th Floor
New York, New York 10105

   Re: Fortress Transportation and Infrastructure Investors Ltd.
   Amendment No. 2 to Registration Statement on Form S-1
   Filed October 8, 2014
   File No. 333-193182

Dear Mr. MacDougall:

   We have reviewed your registration statement and have the following comment.

Summary Historical Consolidated Financial Data, page 19

   1. We note your disclosure on page 18 stating that Holdco was formed on May 9, 2011 and
      commenced operations on June 23, 2011. Further, we note your disclosure under this
      heading that the summary consolidated statement of operations data for the years ended
      December 31, 2013 and 2012, and the period from June 23, 2011 (commencement of
      operations) to December 31, 2011, and the summary consolidated balance sheet data as
      of December 31, 2013, 2012, and 2011 have been derived from your audited financial
      statements. However, no financial information for 2011 is included. Please revise your
      filing to include audited financial information in your filing for the period June 23, 2011
      through December 31, 2011 in accordance with Rule 3-02(a) of Regulation S-X, or tell us
      why you believe this does not apply to you.

   You may contact Tracie Towner at (202) 551-3744 or Alfred Pavot at (202) 551-3738 if
you have questions regarding comments on the financial statements and related matters. Please
contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Branch Chief